PROMISSORY NOTE.

$10,000.00   DATE: February 27, 2007

FOR VALUE RECEIVED, the undersigned, jointly and severally, promise to pay to the order of ANTHONY B. ESCOBAR, Ten Thousand. ....DOLLARS ($10,000.00), together with interest from date at the rate of Four and a half per cent (4.5%) per annum on the unpaid principal, said principal and interest payable as follows:

The interest shall be paid yearly with an anniversary date of February 27. Due and payable as follows: $450.00   Interest due February 27, 2008
             $450.00   Interest due February 27, 2009
             $10,450.00   Principal and Interest due February 27, 2010.
The entire principal balance, together with any unpaid interest shall be due and payable in full, February 27, 2010.

This Note may be paid in full or in part at any time without penalty. Each payment shall be applied first to accrued interest and the balance to the reduction of principal. Any amount not paid in full as of February 27, 2010 shall bear interest thereafter at the rate of Eighteen per cent (18.0%) per annum until paid.

If this Note is collected by an attorney after default in the payment of principal or interest, either with or without suit, the undersigned, jointly and severally, agree to pay all costs and expenses of collection including a reasonable attorney's fee.

The makers, sureties, guarantors and endorsers hereof severally waive presentment for payment, demand and notice of dishonor and nonpayment of this Note, and consent to any and all extensions of time, renewals, waivers or modifications that may be granted by the holder hereof with respect to the payment or other provisions of this note, and to the release of any security, or any part thereof, with or without substitution.



Trafalgar Resources, Inc.
Anthony P. Coletti, Director

READ AND APPROVED BY THE UNDERSIGNED:

Anthony B. Escobar